SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 7, 2018	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: March 9, 2018

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for First

Quarter Fiscal Year 2018

- First Quarter 2018 Net Revenue Up 12.2% Year-Over-Year to $35.9 Million,

Exceeding High-End of Guidance Range -

- First Quarter 2018 Cash Receipts from Online Course Registration Up 50.4% Year -

Over-Year to $40.3 Million -

BEIJING —March 7, 2018— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the first quarter of fiscal year 2018 ended December 31, 2017.

First Quarter Fiscal 2018 Financial and Operational Highlights

•	Net revenue increased by 12.2% to $35.9 million from $32.0 million in the prior year period.

•	Total course enrollments were 1,227,000, a decrease of 5.1% from the first quarter of fiscal 2017.

•	Cash receipts from online course registration were $40.3 million, a 50.4% increase from the first quarter of fiscal 2017.

•	Gross profit decreased by 8.7% to $17.5 million from $19.2 million in the prior year period.

•	Non-GAAP[1] gross profit decreased by 8.7% to $17.5 million from $19.2 million in the prior year period.

•	Gross margin was 48.8%, compared with 59.9% in the prior year period. Non-GAAP[1] gross margin was 48.9%, compared with 60.1% in the prior year period.

•	Operating income decreased by 35.8% to $5.1 million from $8.0 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 33.6% to $5.6 million from $8.5 million in the prior year period.

•	Net income was $94,000, compared with net income of $8.6 million in the prior year period.

•	Non-GAAP[1] net income was $0.6 million compared with net income of $9.1 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.003, compared with basic and diluted net income per ADS of $0.260 and $0.259, respectively, for the first quarter of fiscal 2017. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.018, compared with basic and diluted non-GAAP[1] net income per ADS of $0.276 and $0.275, respectively, for the first quarter of fiscal 2017.

•	Cash flow from operations decreased by 19.9% to $13.2 million from $16.5 million in the first quarter of fiscal 2017.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to report first quarter net revenue growth of 12.2% year-over-year, which exceeded the high end of our guidance range. Better-than-expected first quarter net revenue was driven primarily by the continued strength of our accounting vertical as well as strong growth from the sale of books and reference materials. Our first quarter total course enrollments were down 5.1% year-over-year, largely due to a decline in accounting continuing education course enrollments as a result of the previously disclosed cancellation of the Accounting Certificate examination. Excluding accounting continuing education course enrollments, our first quarter total course enrollments increased 26.4% year-over-year. In particular, our first quarter online accounting test preparation course enrollments grew 39.3% year-over-year. We are pleased to report that the strong growth of online accounting test preparation course enrollments contributed to an impressive 50.4% year-over-year increase in cash receipts from online course registration.”

Mr. Zhu concluded, “As China’s preeminent provider of online education and value-added services for professionals and corporate clients, we strive to build industry-leading education verticals that promote our lifelong learning ecosystem. With a proven business model and powerful growth initiatives in place, we look forward to continuing our relentless efforts to grow our diversified industry verticals and broaden our course offerings and services in key disciplines.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “As previously disclosed, we experienced a significant decrease in our operating margin in the fourth quarter of fiscal 2017 (September), primarily due to increased salaries and related expenses, as well as an increase in advertising and promotional expenses. As anticipated, the increase in salaries and related expenses in the first quarter of fiscal 2018 compared with the year-ago period continued to be the primary driver of the year-over-year decline in our first quarter operating margin. However, excluding the headcount of Jiangsu Asset, which we acquired in November 2017, our first quarter headcount remained relatively stable compared with the fourth quarter of fiscal 2017 as expected.”

Mr. Marostica continued, “We delivered strong growth of cash receipts in the first quarter despite a moderation in the rate of growth of our advertising and promotional expenses, which were up only approximately 7% year-over-year in the first quarter, showcasing the strength of our brand and wide appeal of our courses to students. We anticipate the moderation in the rate of growth of advertising and promotion spending and relatively stable headcount will extend into our second quarter of fiscal 2018 as well, and augur an improvement in our operating margin in the second half of fiscal 2018.”

First Quarter Fiscal 2018 Financial Results

Net Revenue. Total net revenue increased by 12.2% to $35.9 million in the first quarter of fiscal 2018 from $32.0 million in the first quarter of fiscal 2017. Net revenue from online education services, books and reference materials, and other sources contributed 62.6%, 6.6% and 30.8%, respectively, of total net revenues for the first quarter of fiscal 2018.

Online education services. Net revenue from online education services increased by 11.6% to $22.4 million in the first quarter of fiscal 2018 from $20.1 million in the first quarter of fiscal 2017, mainly due to strong revenue growth from our accounting vertical. In particular, the strong revenue growth of elementary APQE courses more than offset the adverse revenue impact from the cancellation of the Accounting Certificate Examination and the downstream effect of this examination cancellation on Accounting Continuing Education revenue. In addition, the strong revenue growth from intermediate APQE and accounting practical skills training courses also contributed to the revenue growth. The year-over-year increase in revenue from online education services was partially offset by a decrease in revenue from E&C Continuing Education courses.

Books and reference materials. Net revenue from books and reference materials increased by 44.8% to $2.4 million in the first quarter of fiscal 2018, from $1.6 million in the first quarter of fiscal 2017.

Others. Net revenue from other sources increased by 8.1% to $11.1 million in the first quarter of fiscal 2018 from $10.2 million in the first quarter of fiscal 2017, primarily due to revenue growth from offline accounting professional training courses. The increase in revenue from other sources was partially offset by year-over-year decreases in revenue from the sale of learning simulation software and business start-up training services.

Cost of Sales. Cost of sales increased by 43.5% to $18.4 million in the first quarter of fiscal 2018 from $12.8 million in the first quarter of fiscal 2017. Non-GAAP1 cost of sales increased by 43.6% to $18.3 million in the first quarter of fiscal 2018 from $12.8 million in the first quarter of fiscal 2017. The increase was mainly due to increased salaries and related expenses resulting from a higher number of personnel, increased cost of books and reference materials, increased rental and related expenses, as well as other miscellaneous expenses.

Gross Profit and Gross Margin. Gross profit was $17.5 million in the first quarter of fiscal 2018, down 8.7% from $19.2 million in the prior year period. Non-GAAP1 gross profit was $17.5 million, down 8.7% from $19.2 million in the prior year period. Gross margin was 48.8% in the first quarter of fiscal 2018, compared with 59.9% in the first quarter of fiscal 2017. Non-GAAP1 gross margin was 48.9% in the first quarter of fiscal 2018, compared with 60.1% in the first quarter of fiscal 2017.

Operating Expenses. Total operating expenses increased by 20.5% to $14.1 million in the first quarter of fiscal 2018, from $11.7 million in the prior year period. Non-GAAP1 total operating expenses increased by 21.3% to $13.7 million in the first quarter of fiscal 2018, from $11.3 million in the prior year period.

Selling expenses. Selling expenses increased by 27.0% to $9.1 million in the first quarter of fiscal 2018 from $7.2 million in the prior year period. Non-GAAP1 selling expenses increased by 27.0% to $9.1 million in the first quarter of fiscal 2018 from $7.2 million in the prior year period. The increase was primarily driven by increased salaries and related expenses and increased commissions to online agents.

General and administrative expenses. General and administrative expenses increased by 10.3% to $5.0 million in the first quarter of fiscal 2018 from $4.5 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 11.4% to $4.6 million in the first quarter of fiscal 2018 from $4.1 million in the prior year period. The increase was mainly due to increased salaries and related expenses.

Income Tax Expense. Income tax expense decreased by 72.0% to $0.7 million in the first quarter of fiscal 2018 from $2.4 million in the prior year period, primarily due to a decrease in taxable income.

Net Income. As a result of the foregoing, net income was $94,000 in the first quarter of fiscal 2018 compared with net income of $8.6 million in the prior year period. Non-GAAP1 net income was $0.6 million in the first quarter of fiscal 2018 compared with net income of $9.1 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 19.9% to $13.2 million in the first quarter of fiscal 2018 from $16.5 million in the prior year period. The decrease in operating cash inflow was mainly attributable to the decrease in net income before non-cash items generated in the first quarter of fiscal 2018. The increase in accounts receivable, inventories, prepayments and other current assets, and the decrease in income tax payable also contributed to the operating cash outflow. This operating cash outflow was partially offset by the increase in accrued expenses and other liabilities, and deferred revenue.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of December 31, 2017 increased by 2.3% to $103.0 million from $100.6 million as of September 30, 2017, mainly due to the operating cash inflow generated and a 1-year bank loan of $20.1 million raised in the first quarter of fiscal 2018. The increase was partially offset by (i) the payments of balances of $5.4 million and $0.4 million in connection with acquisition of Jiangsu Asset and investment in Chongqing Moses Robots, respectively, (ii) the payments of $2.4 million and $3.8 million in connection with investments in Hangzhou Wanting and Beijing teacheredu, respectively, (iii) the payment of deposit of $7.6 million for the purchase of an office building in Xiamen, (iv) the repayment of a short-term loan from a related party of $1.7 million, (v) the repayment of a bank loan of $15.0 million and (vi) the capital expenditure of $1.2 million.

Outlook

For the second quarter of fiscal 2018, the Company expects to generate total net revenue in the range of $27.8 million to $28.9 million, representing year-over-year growth of approximately 27% to 32%.

For fiscal year 2018, the Company expects to generate total net revenues in the range of $150.6 million to $157.2 million, representing year-over-year growth of approximately 15% to 20%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 8, 2018 (9:00 p.m. Beijing Time on Thursday, March 8, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until March 15, 2018 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 9661389

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory, bookkeeping and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter and full fiscal year 2018 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem, as well as cost control) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense or income in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2017	December 31, 2017
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	60,526	59,295
Restricted cash	34,855	38,404
Short term investments	5,261	5,303
Accounts receivable, net of allowance for doubtful accounts of US$1,280 and US$1,191 as of December 31, 2017 and September 30, 2017, respectively	5,525	7,418
Inventories	864	2,844
Prepayment and other current assets	10,439	14,655
Deferred tax assets, current portion	1,654	—
Deferred cost	711	639

Total current assets	119,835	128,558
Non-current assets:
Property, plant and equipment, net	14,022	17,023
Goodwill	29,459	33,721
Long term investments	43,631	52,381
Other intangible assets, net	9,947	10,410
Deposit for purchase of non-current assets	641	8,206
Deferred tax assets, non-current portion	—	3,078
Other non-current assets	7,016	5,868

Total non-current assets	104,716	130,687

Total assets	224,551	259,245

Liabilities and equity:
Current liabilities:
Bank borrowings	29,965	35,079
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$37,012 and US$31,684 as of December 31, 2017 and September 30, 2017, respectively)	38,728	44,326
Amount due to a related party	1,648	—
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,802 and US$3,641 as of December 31, 2017 and September 30, 2017, respectively)	6,750	4,994
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$66,014 and US$49,575 as of December 31, 2017 and September 30, 2017, respectively)	50,506	67,085
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$833 and US$1,074 as of December 31, 2017 and September 30, 2017, respectively)	1,074	833
Dividend payable	39	14,970

Total current liabilities	128,710	167,287
Non-current liabilities:
Deferred tax liabilities, non-current portion	3,099	4,522
Long-term bank borrowing	19,930	20,380

Total non-current liabilities	23,029	24,902

Total liabilities	151,739	192,189

Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2017 and September 30, 2017, respectively; Authorized – 500,000,000 shares at December 31, 2017 and September 30, 2017, respectively; Issued and outstanding – 132,804,973 and 131,854,773 shares at December 31, 2017 and September 30, 2017, respectively)	13	13
Additional paid-in capital	19,097	19,532
Accumulated other comprehensive loss (gain)	(3,367)	1,314
Retained Earnings	33,040	18,185

Total China Distance Education Holdings Limited shareholder’s equity	48,783	39,044
Noncontrolling interest	24,029	28,012

Total equity	72,812	67,056

Total liabilities and equity	224,551	259,245

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2016	2017
Sales, net of business tax, value-added tax and related surcharges:
Online education services	20,106	22,433
Books and reference materials	1,641	2,377
Other revenue	10,236	11,068
- Sale of learning simulation software	6,463	6,160
- Business start-up training services	1,646	1,407
- Others	2,127	3,501

Total net revenues	31,983	35,878
Cost of sales
Cost of services and others	(11,963)	(16,339)
Cost of tangible goods sold	(847)	(2,042)

Total cost of sales	(12,810)	(18,381)
Gross profit	19,173	17,497
Operating expenses
Selling expenses	(7,185)	(9,121)
General and administrative expenses	(4,530)	(4,996)

Total operating expenses	(11,715)	(14,117)
Other operating income	499	1,729

Operating income	7,957	5,109
Interest income	230	457
Interest expense	(119)	(748)
Exchange gain (loss)	3,907	(1,899)

Income before income taxes	11,975	2,919
Income tax expense	(2,394)	(671)
Loss from equity method investment	(44)	(29)

Net income	9,537	2,219
Net income attributable to noncontrolling interest	(982)	(2,125)

Net income attributable to China Distance Education Holdings Limited	8,555	94

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.065	0.001
Diluted	0.065	0.001
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.260	0.003
Diluted	0.259	0.003
Weighted average shares used in calculating net income per share:
Basic	131,303,833	131,667,052
Diluted	131,646,433	132,338,042

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	12,810	18,381
Share-based compensation expense in cost of sales	40	45
Non-GAAP cost of sales	12,770	18,336
Selling expenses	7,185	9,121
Share-based compensation expense in selling expenses	21	20
Non-GAAP selling expenses	7,164	9,101
General and administrative expenses	4,530	4,996
Share-based compensation expense in general and administrative expenses	437	438
Non-GAAP general and administrative expenses	4,093	4,558
Gross profit	19,173	17,497
Share-based compensation expenses	40	45
Non-GAAP gross profit	19,213	17,542
Gross profit margin	59.9%	48.8%
Non-GAAP gross profit margin	60.1%	48.9%
Operating income	7,957	5,109
Share-based compensation expenses	498	503
Non-GAAP operating income	8,455	5,612
Operating margin	24.9%	14.2%
Non-GAAP operating margin	26.4%	15.6%
Net income	8,555	94
Share-based compensation expense	498	503
Non-GAAP net income	9,053	597
	—
Net income margin	26.7%	0.3%
Non-GAAP net income margin	28.3%	1.7%
Net income per share—basic	0.065	0.001
Net income per share—diluted	0.065	0.001
Non-GAAP net income per share—basic	0.069	0.005
Non-GAAP net income per share—diluted	0.069	0.005
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.260	0.003
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.259	0.003
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.276	0.018
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.275	0.018
Weighted average shares used in calculating basic net income per share	131,303,833	131,667,052
Weighted average shares used in calculating diluted net income per share	131,646,433	132,338,042
Weighted average shares used in calculating basic non-GAAP net income per share	131,303,833	131,667,052
Weighted average shares used in calculating diluted non-GAAP net income per share	131,646,433	132,338,042

Note 1: Each ADS represents four ordinary shares